Exhibit 99.2

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Constellium N.V.:

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income / (loss), changes in equity and cash flows present fairly, in all material respects, the financial position of Constellium N.V. (the “Company”) and its subsidiaries at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.

Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

PricewaterhouseCoopers Audit, 63, rue de Villiers 92208 Neuilly-sur-Seine Cedex

Téléphone 01 56 57 58 59, Fax 01 56 57 58 60

Société d’expertise comptable inscrite au tableau de l’ordre de Paris - Ile de France. Société de commissariat aux comptes membre de la compagnie régionale de Versailles. Société par Actions Simplifiée au capital de 2 510 460 €. Siège social : 63, rue de Villiers 92200 Neuilly-sur-Seine. RCS Nanterre 672 006 483. TVA n° FR 76 672 006 483. Siret 672 006 483 00362. Code APE 6920 Z. Bureaux : Bordeaux, Grenoble, Lille, Lyon, Marseille, Metz, Nantes, Neuilly-Sur-Seine, Nice, Poitiers, Rennes, Rouen, Strasbourg, Toulouse.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Neuilly-sur-Seine, France

March 9, 2017

PricewaterhouseCoopers Audit

/s/ Cédric Le Gal

Partner